Exhibit 99.1

Castle Union LLC
675 N. Michigan Ave, Suite 3605
Chicago, IL 60611

September 26, 2014

Dear Members of the Board,

Entities controlled by Castle Union LLC (“Castle Union”) own 7.1% of Meru Networks (the “Company”) common stock.

We wish to thank the Company’s Board and management for its responsiveness to shareholder concerns. We are encouraged that the Board is taking its fiduciary duties seriously and is working diligently to maximize shareholder value.

We are also encouraged by the Company’s continuing engineering and product leadership. We have always believed that Meru’s unique and differentiated single-channel technology is a valuable asset that enables use of the full 160Mhz channel, and thus the full bandwidth of the 802.11ac standard. The independent tests recently published by The Tolly Group, which show the Company’s AP832i access point to be up to 100% faster than Aruba’s AP-225 access point and up to 40% faster than Cisco’s 3702i access point, highlight the Company’s strong technology and product position.

We also applaud the Company’s strategic push into Software-Defined Networking (“SDN”). SDN has the potential to be a disruptive force in the WLAN market by enabling the unified management of both wireless and wired infrastructure from multiple vendors. The Company’s collaboration with NEC Corporation of America on SDN technology is a positive development.

Finally, we believe the Company is well-positioned to capitalize on the FCC’s modernization of the E-rate program. The additional $2 billion of spending to support WiFi networks in schools and libraries presents a compelling opportunity for the Company.

Sincerely,

By: /s/ Toan Tran
Name: Toan Tran
Title: Managing Partner